UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f

GREEN PLANET BIOENGINEERING CO. LIMITED

(Exact name of registrant as specified in its charter)

Delaware	000-52622	37-1532842
(State or other jurisdiction	Commission	(IRS Employer
of incorporation)	file number	Identification No.)

18851 NE 29th Avenue, Suite 700
Aventura, FL 33180

Registrant’s telephone number, including area code 1(877) 544-2288 or (601) 786 9171
Copies to:
Darrin Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32 nd Floor
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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This Information Statement is being furnished to holders of record of the common stock, par value US$0.001 per share (“Common Stock”), of Green Planet Bioengineering Co. Limited, a Delaware corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about November 10, 2008, by Green Planet Bioengineering Co. Limited (the "Company") to the holders of record of shares of its Common Stock. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board.

We were incorporated as a Delaware corporation in 2006 under the name Mondo Acquisition II, Inc. On September 30, 2008, the Mondo Acquisition II, Inc., Mondo Management Corp. (“Seller”) and Cris Neely (“Buyer”) entered into a Purchase Agreement (the “ Mondo Agreement”). Pursuant to the Mondo Agreement, Seller sold to Buyer an aggregate of 935,000 previously issued and outstanding shares of the Company's restricted common stock, comprising approximately 93.5 % of the issued and outstanding capital stock of the Company. The purchase price for the sale of the shares was $14,375 in cash and 65,000 shares of our common stock. All of our  current officers and directors agreed to resign and the Buyer’s nominee, Mr. Cris Neely, was appointed to fill the vacancies on the Board resulting in connection with the stock purchase transaction. On September 24, 2008, the Company, Elevated Throne Overseas Ltd., a British Virgin Islands limited liability company; the stockholders of 100% of Elevated Throne Overseas Ltd.’s common stock (the “Elevated Throne Overseas Ltd., Shareholders”); and the Company’s then-controlling stockholder, Cris Neely, entered into a Share Exchange Agreement(the “Share Exchange Agreement”). Prior to the consummation of the Share Exchange Agreement, we did not have substantial operations or assets, and had sought a candidate with which we could merge or whose operations or assets can be acquired through the issuance of common stock, equity and/or debt. Management placed no restrictions on the types of businesses which may be acquired.

Change of Control

As are result of the execution of the Share Exchange Agreement, on October 24, 2008 (the “Closing”), we acquired control of Elevated Throne Overseas Ltd., which is the parent company of FuJian Green Planet Bioengineering Co., LTD., a wholly foreign-owned enterprise (“WFOE”) organized under the laws of the People’s Republic of China (“PRC”), by issuing to the Elevated Throne Overseas Ltd.’s Shareholders 14,141,667 shares of our Common Stock in exchange for all of the outstanding capital stock of Elevated Throne Overseas Ltd. (the “Reverse Merger Transaction”). Immediately after the Closing, we had a total of 15,141,667 shares of common stock outstanding, with the Elevated Throne Overseas Ltd.’s Shareholders (and their assignees) owning approximately 93.40% of our outstanding common stock, and the balance held by those who held our common stock prior to the Closing. Following the Closing Date, Elevated Throne Overseas Ltd. became our wholly-owned subsidiary.

Elevated Throne Overseas Ltd. owns 100% of FuJian Green Planet Bioengineering Co., LTD., which is a WFOE under the laws of the PRC. WFOE has entered into a series of contractual arrangements with Sanming Huajian Bio-Engineering Co., Ltd., a limited liability company headquartered in, and organized under the laws of, the PRC.

As a result of the Reverse Merger Transaction, we acquired 100% of the capital stock of Elevated Throne Overseas Ltd. and consequently, control of the business and operations of Elevated Throne Overseas Ltd., Fujian Green Planet Bioengineering Co., Ltd., and Sanming Huajian Bio-Engineering Co., Ltd. Prior to the Reverse Merger Transaction, we were a public reporting blind pool company in the development stage. From and after the Closing Date of the Share Exchange Agreement, our primary operations consist of the business and operations of Sanming Huajian Bio-Engineering Co., Ltd., which are conducted in China.

Elevated Throne Overseas Ltd. (“Elevated Throne”) was incorporated under the laws of the British Virgin Islands on May 8, 2008, and Elevated Throne Overseas Ltd. formed FuJian Green Planet Bioengineering Co., Ltd. as a wholly foreign-owned enterprise under the laws of the PRC on July 25, 2008.

Sanming Huajian Bio-Engineering Co., Ltd. was organized under the laws of the PRC in April of 2004 under the name Sanming Zhonjian Biological Technology Industry Co., Ltd.

Under the laws of the PRC, certain restrictions are placed on round trip investments, which are defined under PRC law as an acquisition of a PRC entity by an offshore special purpose vehicle owned by one or more PRC residents. As a result, FuJian Green Planet Bioengineering Co., LTD. entered into a series of agreements with Sanming Huajian Bio-Engineering Co., Ltd., which we believe give us effective control over the business of Sanming Huajian Bio-Engineering Co., Ltd. These agreements are described below in the section entitled “Contractual Agreements with Sanming Huajian Bio-Engineering Co., Ltd.”

Sanming Huajian Bio-Engineering Co., Ltd.’s  executive offices are located at No.126 Mingdu Building, Gongye Road, Sanming City, Fujian, China, and the telephone number is +86 598 8523617.

Contractual Agreements with Sanming Huajian Bio-Engineering Co., Ltd.

Prior to the Reverse Merger Transaction, Elevated Throne Overseas’ business was conducted through Sanming Huajian Bio-Engineering Co., Ltd., its largest shareholders being Mr. Min Zhao and Ms. Min Yan Zheng with a 35.07% and 35.97% interest respectively. Sanming Huajian Bio-Engineering Co., Ltd. has the licenses and approvals necessary to operate its business in the PRC.

PRC law places certain restrictions on roundtrip investments through the acquisition of a PRC entity by PRC residents. To comply with these restrictions, in conjunction with the reverse acquisition, we (via our wholly-owned subsidiary, FuJian Green Planet Bioengineering Co., Ltd.) entered into and consummated certain contractual arrangements with Sanming Huajian Bio-Engineering Co., Ltd. and their respective stockholders pursuant to which we provide these companies with technology consulting and management services. Through these contractual arrangements, we have the ability to substantially influence these companies’ daily operations and financial affairs, appoint their senior executives and approve all matters requiring stockholder approval. As a result of these contractual arrangements, which enable us to control Sanming Huajian Bio-Engineering Co., Ltd. and operate our business in the PRC through Sanming Huajian Bio-Engineering Co., Ltd., we are considered the primary beneficiary of Sanming Huajian Bio-Engineering Co., Ltd. Accordingly, we consolidate the results, assets and liabilities of the Sanming Huajian Bio-Engineering Co., Ltd. in our financial statements.

On July 25, 2008, we entered into the following contractual arrangements, each of which is enforceable and valid in accordance with the laws of the PRC:

Entrusted Management Agreement.  Pursuant to this entrusted management agreement among Fujian Green Planet Bioengineering Co., Ltd., Sanming Huajian, and the Sanming Huajian Shareholders (the "Entrusted Management Agreement"), Sanming Huajian and its shareholders agreed to entrust the business operations of Sanming Huajian and its management to Fujian Green Planet Bioengineering Co., Ltd. until Fujian Green Planet Bioengineering Co., Ltd. acquires all of the assets or equity of Sanming Huajian (as more fully described in the Exclusive Option Agreement below). Prior to the occurrence of such event, Sanming Huajian will only own those certain assets that are not sold to Fujian Green Planet Bioengineering Co., Ltd. We anticipate that Sanming Huajian will continue to be the contracting party under its customer contracts, banks loans and certain other assets until such time as those may be transferred to Fujian Green Planet Bioengineering Co., Ltd. Under the Entrusted Management Agreement, Fujian Green Planet Bioengineering Co., Ltd. will manage Sanming Huajian‘s operations and assets, and control all of Sanming Huajian’s cash flow through an entrusted bank account. In turn, it will be entitled to any of Sanming Huajian’s net profits as a management fee, and will be obligated to pay all Sanming Huajian payables and loan payments. The Entrusted Management Agreement will remain in effect until the acquisition of all assets or equity of Sanming Huajian by Fujian Green Planet Bioengineering Co., Ltd. is completed.

Exclusive Purchase Option Agreement.   Under the exclusive option agreement among Fujian Green Planet Bioengineering Co., Ltd. and the Sanming Huajian Shareholders, the Sanming Huajian Shareholders granted Fujian Green Planet Bioengineering Co., Ltd. an irrevocable and exclusive purchase option to acquire Sanming Huajian’s equity and/or remaining assets, but only to the extent that such purchase does not violate limitations imposed by PRC law. Current PRC law does not specifically provide for a non-PRC entity's equity to be used as consideration for the purchase of a PRC entity's assets or equity. The option is exercisable when PRC law specifically allows foreign equity to be used as consideration to acquire a PRC entity's equity interests and/or assets, and when the Company has sufficient funds to purchase Sanming Huajian’s equity or remaining assets. The consideration for the exercise of the option is the shares of Common Stock received by the Sanming Huajian’s Shareholders under the Share Exchange Agreement.

Share Pledge Agreement. Under this share pledge agreement among Fujian Green Planet Bioengineering Co., Ltd. and the Sanming Huajian Shareholders (the "Share Pledge Agreement"), the Sanming Huajian Shareholders pledged all of their equity interests in Sanming Huajian, including the proceeds thereof, to guarantee all of Fujian Green Planet Bioengineering Co., Ltd.’s rights and benefits under the Restructuring Agreements. Prior to termination of this Share Pledge Agreement, the pledged equity interests cannot be transferred without Fujian Green Planet Bioengineering Co., Ltd.’s prior consent.

Subsidiaries

As a result of the Reverse Merger Transaction, Elevated Throne Overseas Ltd. and FuJian Green Planet Bioengineering Co., Ltd. are our wholly-owned subsidiaries. Sanming Huajian Bio-Engineering Co., Ltd., the entity through which we operate our business, has no subsidiaries.

Sanming Huajian Bio-Engineering Co., Ltd’s Organization History

Sanming Huajian Bio-Engineering Co., Ltd was originally incorporated in April 2004 in the People’s Republic of China as Sanming Zhongjian Biological Technology Industry Co., Ltd. On August 17, 2004, the company changed its name from Sanming Zhongjian Biological Technology Industry Co., Ltd. to Sanming Huajian Bio-Engineering Co., Ltd. Sanming Huajian Bio-Engineering Co., Ltd is a research and development company with a focus on improving human health through the development, manufacture and commercialization of bio-ecological products and over-the-counter products utilizing the extractions of tobacco leaves. Since 2007, Sanming Huajian Bio Engineering Co., Ltd has developed a variety of natural organic products using tobacco leaves.

Cris Neely, was our president until his resignation immediately after the Closing. Upon Mr. Neely’s resignation, the following individuals were appointed as officers:

Name	Age	Position
Zhao, Min	40	Chief Executive Officer , Chief Financial Officer
Chen, Jian Min	44	Chief Scientist
Ou, Shanyan	32	VP of Sales

Cris Neely, the current member of our board of directors has submitted his resignation which will automatically be effective eleven days after we file this Schedule 14-f with the Securities and Exchange Commission and upon such time, the following individuals will become the members of our board:

Name	Age	Position
Zhao, Min	40	Chairman of the Board
Zheng, Min Yan	28	Director
Chen, Jian Min	44	Director
Ou, Shanyan	32	Director
Zheng, Jianrong	55	Director

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for our Board of Directors has been furnished to us by such individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

 A shareholder vote was not required and was not be taken with respect to the election of the new directors.

To the best of our knowledge, Cris Neely, the current director, was not a director and did not hold any position with us and has not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC, prior to the consummation of the Mondo Agreement, except as disclosed herein. To the best of the Company’s knowledge, the designees to our board have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past 5 years and has not been subject to a finding of any violation of federal or state securities laws.

Voting Securities

We are authorized to issue 250,000,000 shares of common stock, with a par value of $.001 per share and 10,000,000 share of preferred stock, par value $0.001 per share. At the close of business on November 10, 2008 we  had 15,191,667  shares of Common Stock issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of November 10, 2008  with respect to the beneficial ownership of the Company’s outstanding common stock. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Cris Neely	935,000	6.15%
Min Zhao	8,060,750	53.06%
Min Yan Zheng	6,080,917	40. 02%
All officers and directors as a group (3 persons)	15,076,667	99.23%

(1)	Except as otherwise indicated, the address of each beneficial owner is 18851 NE 29th Avenue, Suite 700, Aventura, FL 33180.
(2)
Applicable percentage ownership is based on an assumption of 15,191 ,667  shares of common stock outstanding as of November 10, 2008 together with other securities exercisable or convertible into shares of common stock within 60 days of such date by each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently obtainable or obtainable within 60 days of November 10, 2008 by exercise or conversion of other securities are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Changes to the Board of Directors

The following sets forth the name of the resigning director and executive officer of the Company, and the principal positions with the Company held by such persons, as well as the new, current directors. The Directors serve one year terms or until his successor is elected. We have not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of its operations in the past and the short time elapsed since the closing on Exchange Agreement, but we plan to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole. There are no family relationships among any of the Directors, nominees or executive officers.

There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

Resigning Directors and Executive Officer

Cris Neely, President and Director

Mr. Neely has served as the Chief Financial Officer and as a Director for Teleplus World, Corp. since April 2007. Previous to Teleplus, Mr. Neely worked as a consultant for small/medium organizations focusing on Sarbanes-Oxley compliance, revenue recognition and financial/operational business assessments. Mr. Neely was previously the CFO of Siemens Enterprise Networks located in Boca Raton, Florida from 1999 through 2004. He also held various executive positions with Siemens Enterprise Networks including Senior Vice President Business Transformation, Director Internal Audit, Director of Finance for Wireless Terminals and Area Financial Manager. He has also held management positions with ROLM, IBM and Cisco during his career. Mr. Neely holds a Bachelor of Business Administration - Finance degree from the University of Texas at Arlington and an MBA from Amberton University.

Incoming Directors and Current Officers

Min Zhao - Chairman, CEO, & CFO, Director. Mr. Zhao has over 10 years of experience in the industry. Mr. Zhao has been our Chief Executive Officer and Chief Financial Officer since October 2008. In 2004, Mr. Zhao became the principal shareholder of Sanming Huajian Bioengineering Co., Ltd and was responsible for the daily operations of the company. In 2000, Mr. Zhao formed the Sanming Mingdu Hotel Co., Ltd. a three star hotel. Mr. Zhao graduated from the Chinese People’s Liberation Army University in 1986.

Min Yan Zheng - Director, Ms. Zheng is a graduate from the Fujian Province Medical College in 2005. She studied in Australia and obtained a degree with honors in human resources management.

Dr. Jian Min Chen - Chief scientist, Director. Professor Chen has been our chief scientist since October 2008. Professor Chen obtained his doctorate degree in 1993 at Fudan University. Since 2000, Mr. Chen has been the Chairman of the Department of Environmental Science & Engineering at Fudan University. From 1997 to 2000, Mr. Chen was an Associate Professor in the Department of Environmental Science & Engineering at Fudan University. In 1999, Dr. Chen was named the Distinguished Youth Professor of Shanghai, and thereafter, Professor Chen has earned many honors and awards from various committees, universities and the government of China.

Shanyan Ou - Vice President of Sales, Director. Ms. Ou has been our vice president of sales since October 2008. Ms. Ou is an active executive member of Sanming Youth Entrepreneur Association, Deputy to the National People’s Congress of Sanyuan District and a youth federation member of Sanyuan District Youth League. In 1999, Ms. Ou graduated from Beijing University major in English as a foreign language, and a business management certification from Capital Economical Trade University of China in 2003. In 2005, Ms. Ou obtained her MBA degree in Hong Kong Business Management Institute. Ms. Ou has over 10 years of sales and marketing experience and has held various senior positions with focus in biological drugs manufacturing and chemical industry.

Zheng Jianrong: Director, Mr. Zheng is the Chairman of Jiangle Jianlong Mineral Industry Limited. Mr. Zheng is a member of Sanming Political Consultative Conference and Chairman of the Jiangle fungus grass ganoderma lucidum bio-engineering. Mr. Zheng is the Fujian Province non-ferrous metal Leading enterprise representative. His domestic profession is mainly geared to investments in the mining industry and, biological medicine in mainland China.

Executive Compensation

As of the date hereof, no compensation is due to the executive officers of the Company.

Transactions with Related Persons, Promoters and Certain Control Persons

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2007, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.

Pension and Retirement Plans

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in the control of our Company.

Employment Agreements

We do not have written employment agreements with any of our key employees.

Audit Committee

Presently the Board of Directors is performing the duties that would normally be performed by an audit committee. We intend to form a separate audit committee, and are considering independent persons for appointment to the board of directors, including someone who may be qualified as a financial expert to serve on the audit committee.

No Dissenters' Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Green Planet Bioengineering Co. Limited. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: November 12, 2008
Green Planet Bioengineering Co. Limited

By:	/s/ Zhao Min
Zhao Min Chief Executive Officer, Chief Financial Officer (principal executive officer)